UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

REVELSTONE CAPITAL ACQUISITION CORP.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

G2365L101

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☒	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 6 Pages

CUSIP No. G2365L101	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Morgan Callagy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,045,847 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,045,847 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,045,847 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.33%(2)
12	TYPE OF REPORTING PERSON* IN

(1)	Includes 1,045,847 shares of Common Stock, of which Morgan Callagy owns 550,358 shares of Class A common stock and three shares of Class B common stock (which automatically convert into shares of Class A common stock upon completion of the business combination). Includes 495,486 shares of Common Stock held by La Jolla Group, Inc. Morgan Callagy has voting and investment control over the shares held by La Jolla Group, Inc.

(2)	Percentage is calculated based on 5,411,031 shares issued and outstanding as of December 31, 2023 which includes 5,411,026 shares of Class A common stock and five shares of Class B common stock.

CUSIP No. 73245B107	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer: Revelstone Capital Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices: 14350 Myford Road, Irvine, CA 92606

Item 2.

(a)	Name of Person Filing:

Morgan Callagy

(b)	Address of Principal Business Office or if none, Residence:

Morgan Callagy:

c/o Revelstone Capital Acquisition Corp., 14350 Myford Road, Irvine, CA 92606

(c)	Citizenship:

Morgan Callagy – USA

(d)	Title of Class of Securities:

Class A common stock, $0.0001 par value per share

(e)	CUSIP Number: 76137R205

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Morgan Callagy – 1,045,847

La Jolla Group Inc. holds 495,486 shares of Class A common stock. Morgan Callagy is a managing member. By virtue of this relationship, Mr. Callagy may be deemed the beneficial owner of the securities held of record by La Jolla Group, Inc. Mr. Callagy disclaims any such beneficial ownership except to the extent of his pecuniary interest.

CUSIP No. 76137R1061	13G	Page 4 of 6 Pages

(b)	Percent of Class:

Morgan Callagy: 19.33%

The foregoing percentages are based on 5,411,031 shares issued and outstanding as of December 31, 2023 which includes 5,411,026 shares of Class A common stock and five shares of Class B common stock.

Morgan Callagy:

(i)	sole power to vote or to direct the vote: 1,045,847

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,045,847

(iv)	shared power to dispose or to direct the disposition of: 0

CUSIP No. G2365L101	13G	Page 5 of 6 Pages

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.

Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G2365L101	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024

Morgan Callagy

By	/s/ Morgan Callagy
Name:	Morgan Callagy

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.